Management Discussion and Analysis of Financial Condition and Results of Operations
Forward-looking Statements

This document includes “forward-looking statements” that reflect our current expectations and views of future events. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and include but are not limited to, statements regarding our financial outlook, future guidance, product development, business strategy and plans, and market trends, opportunities and positioning. These statements are based on current expectations, assumptions, estimates, forecasts, projections and limited information available at the time they are made. Words such as “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall,” "outlook," "on track," and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are subject to a broad variety of risks and uncertainties, both known and unknown. Any inaccuracy in our assumptions and estimates could affect the realization of the expectations or forecasts in these forward-looking statements. For example, our business could be impacted by the COVID-19 pandemic and supply chain disruptions due to the Russia/Ukraine conflict and actions taken in response to such events; the market for our products may develop more slowly than expected or than it has in the past; our operating results may fluctuate more than expected; there may be significant fluctuations in our results of operations and cash flows related to our revenue recognition or otherwise; a network or data security incident that allows unauthorized access to our network or data or our customers’ data could damage our reputation; we could experience interruptions or performance problems associated with our technology, including a service outage; and global economic conditions could deteriorate, including due to increasing interest rates, rising inflation, and any potential recession. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results or outcomes to differ materially from those contained in any forward-looking statements we may make. Moreover, we operate in a competitive and rapidly changing market, and new risks may emerge from time to time. You should not rely upon forward-looking statements as predictions of future events. These statements are based on our historical performance and on our current plans, estimates and projections in light of information currently available to us, and therefore you should not place undue reliance on them.

Although we believe that the expectations reflected in our statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances described in the forward-looking statements will be achieved or occur. Moreover, neither we, nor any other person, assumes responsibility for the accuracy and completeness of these statements. Recipients are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date such statements are made and should not be construed as statements of fact. Except to the extent required by federal securities laws, we undertake no obligation to update any information or any forward-looking statements as a result of new information, subsequent events, or any other circumstances after the date hereof, or to reflect the occurrence of unanticipated events. For a discussion of potential risks and uncertainties, please refer to the risk factors and cautionary statements in GLOBALFOUNDRIES’ Annual Report on Form 20-F for the year ended December 31, 2021, current reports on Form 6-K and other reports filed with the Securities and Exchange Commission (the “SEC”). Copies of our SEC filings are available on our Investor Relations website, investors.gf.com, or from the SEC website, www.sec.gov.

OPERATING AND FINANCIAL REVIEWS AND PROSPECTS
Overview
GLOBALFOUNDRIES Inc. (“We,” “GF,” or the “Company”) is one of the world’s leading semiconductor foundries. We manufacture complex, feature-rich integrated circuits (“ICs”) that enable billions of electronic devices that are pervasive throughout nearly every sector of the global economy. With our specialized foundry manufacturing processes, a library consisting of thousands of IP titles, and differentiated transistor and device technology, we serve a broad range of customers, including the global leaders in IC design, and provide optimized solutions for the function, performance and power requirements of critical applications driving key secular growth end markets.

The combination of our highly-differentiated technology and our scaled manufacturing footprint enables us to attract a large share of single-sourced products and long-term supply agreements, providing a high degree of revenue visibility and significant operating leverage, resulting in improved financial performance and bottom line growth. As of September 30, 2022, the aggregate long-term revenue commitment reflected by these agreements amounted to $27 billion, including more than $10 billion during the period from January 2022 through December 2023 and more than $3.5 billion in advanced payments and capacity reservation fees. These agreements include binding, multi-year, reciprocal annual (and, in some cases, quarterly) minimum purchase and supply commitments with wafer pricing and associated mechanics outlined for the contract term. Through an intense focus on collaboration, we have built deep strategic partnerships with a broad base of more than 38 customers as of September 30, 2022, many of whom are the global leaders in their field.

Against the backdrop of increasing macroeconomic and geopolitical uncertainty, recently, some customers under long term agreements (“LTAs”) have requested to adjust downward their 2023 demand outlook, which could eventually lead to softening orders and revenue. We continue to pay close attention to the overall economic environment and are working closely with customers to monitor demand.

Components of Results of Operations

Net Revenue

We generate the majority of our revenue from volume production and sales of semiconductor wafers, which are priced on a per-wafer basis for the applicable design. We also generate revenue from pre-fabrication services such as rendering of non-recurring engineering (“NRE”) services, mask production and post-fabrication services such as bump, test, and packaging. Pricing is typically agreed prior to production and then updated based on subsequent period negotiations.

Cost of Revenue

Cost of revenue consists primarily of material expenses, depreciation and amortization, employee-related expenses, facility costs and costs of fixed assets, including maintenance and spare parts. Material expenses primarily include the costs of raw wafers, test wafers, photomasks, resists, process gases, process chemicals, other operating supplies and external service costs for wafer manufacturing. Costs related to NRE services are also included within the cost of revenue. We expect cost of revenue to grow at a pace lower than our revenue growth. As it pertains to inflation and inflationary-headwinds we are facing within our business, while we have experienced an increase in costs for materials and energy in the current period, we continue to estimate the impact of these inflationary costs to our current year financial results to not be material.

Depreciation and amortization charges primarily include the depreciation of clean room production equipment. We depreciate equipment on a straight-line basis over a two-to-ten-year period and buildings on a straight-line basis up to 26 years (or the remaining lease term of related land on which the buildings are erected, if shorter).

Operating Expenses

Our operating expenses consist of research and development ("R&D") and selling, general and administrative expenses. Personnel costs are the most significant component of our operating expenses and consist of salaries, benefits, bonuses, share-based compensation, and commissions.

Research and Development (“R&D”)

Our R&D efforts are focused on developing highly-differentiated process technologies and solutions. As part of our strategic repositioning in 2018, we focus our efforts on technologies where we can deliver a highly-differentiated solution. Our R&D expense includes personnel costs, material costs, software license and intellectual property expenses, facility costs, supplies, professional and consulting fees, and depreciation on equipment used in R&D activities. Our development roadmap includes new platform investments, platform features and extensions, and investments in emerging technology capabilities and solutions. We expense R&D costs as incurred and we believe that continued investment in our technology portfolio is important for our future growth and acquisition of new customers.

Selling, General and Administrative (“SG&A”)

SG&A expenses consist primarily of personnel-related costs, including sales commissions to independent sales representatives and professional fees, including the costs of audit, accounting, information technology, legal, regulatory and tax compliance. Additionally, costs related to advertising, trade shows, corporate marketing and allocated overhead costs are also included in SG&A expenses. Since we became a publicly-traded company in October 2021, we have and will continue to incur increased audit, accounting, legal, information technology, regulatory, compliance, director and officer insurance costs as well as investor and public relations expenses associated with operating as a public company.

Finance Expenses, net

Finance expenses, net consist primarily of interest on borrowings, amortization of debt issuance costs under our term loans, revolving credit facility, finance leases and the other credit facilities we maintain with various financial institutions, net of interest income related to investing activities.

Share of Profit from Joint Ventures

Share of profit from joint ventures relates to our portion of profit and loss in investments that we do not consolidate.

Other Income (Expense), net

Other income (expense), net consists of one-time gains and losses and other miscellaneous income and expense items unrelated to our core operations.

Income Tax Expense

Income tax expense consists primarily of income taxes in jurisdictions in which we conduct business, which mainly include Germany, Singapore and the United States.

A. Results of Operations

The following table sets forth our consolidated statements of operations data for the periods indicated:

(in millions)	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Net revenue	$2,074	$1,700	$6,007	$4,738
Cost of revenue	1,464	1,400	4,390	4,108
Gross profit	610	300	1,617	630
Research and development expenses	124	114	372	349
Selling, general and administrative expenses	129	134	366	427
Operating expenses	253	248	738	776
Income (Loss) from operations	357	52	879	(146)
Finance expenses, net	(11)	(27)	(58)	(82)
Share of profit of joint ventures and associates	1	1	3	3
Other income (expense), net	8	1	32	(19)
Income (Loss) before income taxes	355	27	856	(244)
Income tax expense	(19)	(22)	(78)	(52)
Net income (loss) for the period	$336	$5	$778	$(296)

Comparison of Three months and Nine months ended September 30, 2022 and 2021

Net Revenue

(in millions)	Three Months Ended September 30,				Nine Months Ended September 30,
	2022	2021	Change	% Change	2022	2021	Change	% Change

Net revenue	$2,074	$1,700	$374	22.0%	$6,007	$4,738	$1,269	26.8%

Net revenue increased by $374 million, or 22.0%, for the three months ended September 30, 2022, compared to the three months ended September 30, 2021. The increase was primarily a result of higher wafer shipment volumes and average selling prices (“ASP”). For the three months ended September 30, 2022, wafer shipments were 637 thousand (300mm equivalent), a 4.5% increase from the prior year. ASP per wafer increased 14% year over year, driven by ramping long-term customer agreements with better pricing, and continued improvement in product mix.

Net revenue increased by $1,269 million, or 26.8%, for the nine months ended September 30, 2022, compared to the nine months ended September 30, 2021. The increase was primarily a result of higher wafer shipment volumes and ASP. For the nine months ended September 30, 2022, wafer shipments were approximately 1.9 million (300mm equivalent), an 8% increase from the prior year. ASP per wafer increased 16% year over year, driven by ramping long-term customer agreements with better pricing, and improved mix.

Cost of Revenue

(in millions)	Three Months Ended September 30,				Nine Months Ended September 30,
	2022	2021	Change	% Change	2022	2021	Change	% Change

Cost of revenue	$1,464	$1,400	$64	4.6%	$4,390	$4,108	$282	6.9%
Gross margin	29.4%	17.6%		+1,180bps	26.9%	13.3%	+136bps

Cost of revenue increased by $64 million, or 4.6%, for the three months ended September 30, 2022, compared to the three months ended September 30, 2021. The increase was primarily a result of a 4.5% increase in wafer shipments partially offset by increased fixed cost absorption from factory utilization. Share-based compensation also increased by $6 million.

Cost of revenue increased by $282 million, or 6.9%, for the nine months ended September 30, 2022, compared to the nine months ended September 30, 2021. The increase was primarily a result of a 8% increase in wafer shipments partially offset by increased fixed cost absorption from higher factory utilization. Share-based compensation also increased by $42 million.

Operating Expenses

Research and Development Expenses

(in millions)	Three Months Ended September 30,				Nine Months Ended September 30,
	2022	2021	Change	% Change	2022	2021	Change	% Change

Research and development expenses	$124	$114	$10	8.8%	$372	$349	$23	6.6%
As a % of revenue	6.0%	6.7%			6.2%	7.4%

Research and development expenses increased by $10 million, or 8.8%, for the three months ended September 30, 2022, compared to the three months ended September 30, 2021. The increase was primarily a result of a $10 million increase in R&D technology portfolio investments, and a $4 million increase in share-based compensation, partially offset by $3 million reduction in R&D pre-production costs.

Research and development expenses increased by $23 million, or 6.6%, for the nine months ended September 30, 2022, compared to the nine months ended September 30, 2021. The increase was primarily a result of $23 million increase in R&D technology portfolio investments, $12 million increase in share-based compensation and employee-related expenses, partially offset by $12 million reduction in R&D pre-production costs.

Selling, General and Administrative Expenses

(in millions)	Three Months Ended September 30,				Nine Months Ended September 30,
	2022	2021	Change	% Change	2022	2021	Change	% Change

Selling, general and administrative expenses	$129	$134	$(5)	(3.7)%	$366	$427	$(61)	(14.3)%
As a % of revenue	6.2%	7.9%			6.1%	9.0%

Selling, general and administrative expenses decreased by $5 million, or 3.7%, for the three months ended September 30, 2022, compared to the three months ended September 30, 2021. The decline was primarily a result of a decrease in share-based compensation of $6 million.

Selling, general and administrative expenses decreased by $61 million, or 14.3%, for the nine months ended September 30, 2022, compared to the nine months ended September 30, 2021. The decrease was primarily a result of $52 million reduction in share-based compensation, lower employee-related expenses of $45 million, partially offset by $36 million increased costs associated with operating as a public company.

Finance expense, net

(in millions)	Three Months Ended September 30,				Nine Months Ended September 30,
	2022	2021	Change	% Change	2022	2021	Change	% Change

Finance expenses, net	$(11)	$(27)	$16	(59.3)%	$(58)	$(82)	$24	(29.3)%

Finance expense, net decreased by $16 million, or 59.3%, for the three months ended September 30, 2022, compared to the three months ended September 30, 2021. The decrease was primarily a result of $17 million higher interest income generated from money market funds and investments in marketable debt securities.
Finance expense, net decreased by $24 million, or 29.3%, for the nine months ended September 30, 2022, compared to the nine months ended September 30, 2021. The decrease was primarily a result of $25 million higher interest income generated from money market funds and investments in marketable debt securities.

Other income (expense), net

(in millions)	Three Months Ended September 30,				Nine Months Ended September 30,
	2022	2021	Change	% Change	2022	2021	Change	% Change

Other income (expense), net	$8	$1	$7	700.0%	$32	$(19)	$51	268.4%

Other income (expense), net increased by $7 million, for the three months ended September 30, 2022, compared to the three months ended September 30, 2021. The increase was primarily a result of $7 million increased tool sales to third parties in 2022.

Other income (expense), net increased by $51 million, for the nine months ended September 30, 2022, compared to the nine months ended September 30, 2021. The increase was primarily a result of a $34 million provision for settlement with our previous joint venture in China recorded in 2021 and $22 million increase in tool sales to third parties in 2022.

Income Tax Expense

(in millions)	Three Months Ended September 30,				Nine Months Ended September 30,
	2022	2021	Change	% Change	2022	2021	Change	% Change

Income tax expense	$(19)	$(22)	$3	(13.6)%	$(78)	$(52)	$(26)	(50.0)%
Income tax expense decreased by $3 million, or 13.6%, for the three months ended September 30, 2022, compared to the three months ended September 30, 2021. The decrease was primarily a result of an improved mix of income in certain jurisdictions, with higher tax rates offset by withholding tax accrued in the United States.

Income tax expense increased by $26 million, or 50.0%, for the nine months ended September 30, 2022, compared to the nine months ended September 30, 2021. The increase was primarily due to a higher mix of income in jurisdictions with higher tax rates and additional withholding tax accrued in the United States.

B. Liquidity and Capital Resources

We have financed operations primarily through cash and cash equivalents, marketable securities, as well as cash generated from our business operations, including customers' prepayments under long term agreements, debt and government funding. As of September 30, 2022, our cash, cash equivalent and marketable securities balances of $3,473 million included $2,541 million of cash and cash equivalent and $932 million of marketable securities.

As of September 30, 2022 and December 31, 2021, we had an undrawn revolving credit facility of $1,000 million. In addition to our available revolvers, which were undrawn as of September 30, 2022 and December 31, 2021, we had $2,216 million and $2,013 million of debt outstanding as of September 30, 2022 and December 31, 2021, respectively, which was primarily comprised of multiple term loans in various currencies. Our future capital requirements will depend on many factors, including our revenue growth rate, the timing and the amount we receive from customers, the timing and extent of spending to support development efforts, the introduction of new and enhanced products and solutions, and the continuing market adoption of our platform. We may from time to time seek to raise additional capital to support our growth. As of September 30, 2022, we believe that our existing cash, cash equivalents, investment in marketable securities, credit under our revolving credit facility, and expected cash generated from operations are sufficient to meet our capital requirements.

Cash Flows

The following table shows a summary of our cash flows for the periods presented:

	Nine Months Ended September 30,
	2022	2021
Net cash provided by operating activities	$2,133	$1,692
Net cash used in investing activities	(3,007)	(824)
Net cash provided by (used in) by financing activities	482	(749)
Effect of exchange rate changes on cash and cash equivalents	$(6)	$(8)
Net increase/(decrease) in cash and cash equivalents	$(398)	$111

Operating Activities

Net cash provided by operating activities was $2,133 million for the nine months ended September 30, 2022 an increase of $441 million compared to $1,692 million for the nine month period ended September 30, 2021. The change was primarily attributable to a significant increase in net income of $1,074 million offset by unfavorable changes in working capital of $554 million. Working capital changes were driven by changes in trade and other payables of $647 million primarily due to lower customer prepayments and $63 million of increased inventory levels to support higher sales. This was partially offset by a decrease of $156 million in receivables, prepayments and other assets due to lower prepayments made to suppliers.

Investing Activities

Net cash used in investing activities was $3,007 million for the nine months ended September 30, 2022, an increase of $2,183 million from a use of $824 million for the nine months ended September 30, 2021. The increase was primarily attributable to capital expenditures of $2,068 million, an increase of $950 million from prior period, principally associated with activities to expand capacity within certain of our fabrication facilities, net purchases of marketable securities of $938 million and $257 million of reduced proceeds from the sale of equipment.

Financing Activities

Net cash provided by financing activities was $482 million for the nine months ended September 30, 2022, an increase of $1,231 million from a use of $749 for the nine months ended September 30, 2021. The increase was primarily attributable to $568 million of reduced repayments related to a shareholder loan, $412 million of reduced repayments of debt and financing lease obligations, $183 million due to lower proceeds from borrowings and $142 million increased proceeds from the issuance of equity instruments from options exercised. This increase was slightly offset by a reduction in proceeds from government grants and restricted cash.